UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: May 25, 2023

Commission File Number: 001-39307

Legend Biotech Corporation
(Exact Name of Registrant as Specified in its Charter)

2101 Cottontail Lane
Somerset, New Jersey 08873
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

    Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Legend Biotech Announces Submission to the European Medicines Agency for Expanded Use of CARVYKTI® (ciltacabtagene autoleucel)

On May 25, 2023, Legend Biotech Corporation (“Legend Biotech” or the “Company”) issued a press release announcing that a Type II variation application was submitted to the European Medicines Agency (EMA) for CARVYKTI® based on data from the CARTITUDE-4 study (NCT04181827), which investigates the treatment of adult patients with relapsed and lenalidomide-refractory multiple myeloma who have received one to three prior lines of therapy. The submission was filed to the EMA by Janssen-Cilag International N.V., an affiliate of Janssen Biotech, Inc., Legend Biotech’s collaborator for the development and commercialization of cilta-cel.

This report on Form 6-K, including Exhibit 99.1, is hereby incorporated by reference in the registration statements of Legend Biotech on Form F-3 (Nos. 333-257609 and 333-257625) and Form S-8 (No. 333-239478), to the extent not superseded by documents or reports subsequently filed.

EXHIBIT INDEX

Exhibit	Title

99.1	Press Release, dated May 25, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEGEND BIOTECH CORPORATION

Date: May 25, 2023	By:	/s/ Ying Huang
	Name:	Ying Huang, Ph.D.
	Title:	Chief Executive Officer